1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

January 29, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Ashley Vroman-Lee and Megan Miller

Re:	PennantPark Floating Rate Capital Ltd.
Post-Effective Amendment No. 3 to Registration Statement on Form N-2
File Number 333-215111

Ladies and Gentlemen:

On behalf of PennantPark Floating Rate Capital Ltd., a Maryland corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to telephone calls on January 10, 2018 between Ms. Megan Miller of the Staff and William Tuttle of Dechert LLP, outside counsel to the Company, and on January 24, 2018 between Ms. Ashley Vroman-Lee of the Staff and Mr. Tuttle regarding Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2 (Registration No. 333-215111) (as amended, the “Registration Statement”) and the prospectus included therein. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

ACCOUNTING COMMENTS

1.	Please revise footnote 1 to the Senior Securities table to disclose the fair value of the Company’s senior securities as of the end of each fiscal year.

Response:

As requested, the Company will revise the Senior Securities table to disclose the fair value of the Company’s senior securities as of the end of each fiscal year in a prospectus filed pursuant to Rule 497 under the Securities Act on the date of the effectiveness of the Registration Statement (the “497 Prospectus”).

United States Securities and Exchange Commission January 29, 2018 Page 2

2.	Please supplementally advise the Staff whether any changes to the disclosure under the heading “Material U.S. Federal Income Tax Considerations” will be included in the 497 Prospectus as a result of the Tax Cuts and Jobs Act of 2017.

Response:

The Company supplementally advises the Staff that it has evaluated the Tax Cuts and Jobs Act of 2017 and that the disclosure under the heading “Material U.S. Federal Income Tax Considerations” included in the 497 Prospectus will be updated to reflect the changes in the maximum tax rates payable set forth in the Tax Cuts and Jobs Act of 2017.

3.	We note that Note 2 to the Consolidated Financial Statements states that the Consolidated Financial Statements are prepared in accordance with Article 6 and 10 of Regulation S-X, as appropriate. In future financial statements, please revise this disclosure to add reference to Article 12 of Regulation S-X.

Response:

As requested, in connection with future financial statements, the Company will revise the above-referenced disclosure to reference Article 12 of Regulation S-X.

4.	We note footnote 1 to the Schedules of Investments states that floating rate instruments accrue interest at a predetermined spread relative to an index. In future financial statements, please identify with greater specificity the relevant index for each debt investment (i.e., 1-month LIBOR, 3-month LIBOR and 6-month LIBOR).

Response:

As requested, in future financial statements, the Company will identify with greater specificity the relevant index for each debt investment.

LEGAL COMMENTS

5.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them.

Response:

The Company respectfully submits that the Registration Statement is complete with the exception of stockholder transaction fee information in the Fees and Expenses table and other information

United States Securities and Exchange Commission January 29, 2018 Page 3

that may be omitted under the Securities Act because it is dependent on the public offering price of any offering of securities under the Registration Statement. This information will be included where applicable in the prospectus supplement for any offering of securities pursuant to the Registration Statement.

6.	Please advise the Staff supplementally if the Company intends to apply for an amendment to its exemptive relief for certain co-investment transactions to add PSSL as an applicant.

Response:

The Company supplementally advises the Staff that it does not intend to apply for an amendment to its exemptive relief for certain co-investment transactions to add PSSL as an applicant.

7.	Please disclose under the heading “Prospectus Summary—Distributions on Common Stock” that distributions may include a return of capital.

Response:

As requested, the Company has included in the 497 Prospectus disclosure under the heading “Prospectus Summary—Distributions on Common Stock” that distributions may include a return of capital.

8.	Please disclose under the heading “Prospectus Summary—Recent Developments” that the 2023 Notes are subordinated to any secured indebtedness the Company or its subsidiaries have currently incurred and may incur in the future.

Response:

As requested, the Company has included in the 497 Prospectus disclosure under the heading “Prospectus Summary—Recent Developments” that the 2023 Notes are subordinated to any secured indebtedness the Company or its subsidiaries have currently incurred and may incur in the future.

9.	We note that the sales load is to be completed by a prospectus supplement. Please state supplementally if the sales load and other transaction expenses are greater than ten percent (10%).

Response:

The Company respectfully submits that it does not expect the sales load and other transaction expenses to exceed ten percent (10%).

United States Securities and Exchange Commission January 29, 2018 Page 4

10.	Please advise the Staff supplementally if the Company has had a return of capital since its inception.

Response:

The Company respectfully submits that it has not had a return of capital since its inception.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Thomas J. Friedmann at 617.728.7120 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	Arthur H. Penn, PennantPark Investment Advisers, LLC
Aviv Efrat, PennantPark Floating Rate Capital Ltd.
Thomas J. Friedmann, Dechert LLP